U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

[ ]  Form 3 Holdings Reported

[ ]  Form 4 Transactions Reported

1.   Name and Address of Reporting Person*
          Campbell            Dugald                 K.
          (Last)              (First)             (Middle)

          c/o Tower Automotive, Inc. 6303 28th Street, S.E.
                              (Street)

       Grand Rapids             MI                49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     10/97

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     __X__ Director                      ___ 10% Owner
     __X__ Officer (give title below)    ___ Other (specify below)
                 -President and CEO

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     a.   Common Stock
     b.   Common Stock
     c.   Common Stock
     d.   Common Stock
     e.   Common Stock

2.   Transaction Date (Month/Day/Year)
     a.   10/15/97
     b.   10/15/97
     c.      -
     d.      -
     e.      -

3.   Transaction Code (Instr. 8)
          Code      a.   G
                    b.   G
                    c.   -
                    d.   -
                    e.   -

          V         a.   V
                    b.   V
                    c.   V
                    d.   V
                    e.   V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount         a.   1,060
                         b.   1,060
                         c.     -
                         d.     -
                         e.     -

          (A) or (D)     a.   (A)
                         b.   (D)
                         c.    -
                         d.    -
                         e.    -

          Price          a.    -
                         b.    -
                         c.    -
                         d.    -
                         e.    -

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
     a.   133,721
     b.    73,745
     c.     3,195
     d.       265
     e.       350

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     a.   (D)
     b.   (I)
     c.   (I)
     d.   (D)
     e.   (I)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     a.   -
     b.   by trust (1)
     c.   by spouse (1)
     d.   -
     e.   by child (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)

(1) The reporting person expressly disclaims beneficial ownership of such shares.
                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)
          (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable
          Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title
          Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)


10.  Ownership of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:



                                     /s/ Michael G. Wooldridge            1/8/98
                                     **Signature of Reporting Person        Date
                                     Michael G. Wooldridge for
                                     Dugald K. Campbell
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.